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                                                                  Exhibit (A)(7)

                                              [LOGO OF TELOCITY DELAWARE, INC.]

                                February 1, 2001

Telocity Stockholders:

   We are pleased to inform you that on December 21, 2000, Telocity Delaware, Inc. ("Telocity") entered into a merger agreement with Hughes Electronics Corporation ("Hughes"), a Delaware corporation, and DIRECTV Broadband Inc., a Delaware corporation and wholly owned subsidiary of Hughes ("DIRECTV Broadband") providing for the acquisition of Telocity.

   Under the terms of the merger agreement, DIRECTV Broadband has today commenced a cash tender offer to purchase all of the outstanding shares of Telocity common stock, at a price of $2.15 per share, net to the seller in cash, less any required withholding taxes, without interest. The merger agreement provides that, following the tender offer, Telocity will merge with DIRECTV Broadband and any remaining shares of common stock of Telocity will be converted into the right to receive $2.15 per share in cash, less any required withholding taxes, without interest, subject to the dissenters' rights described in the enclosed tender offer materials.

   At a meeting on December 20, 2000, your Board of Directors unanimously:

   . determined that the tender offer, the merger and the other transactions to be effected by the merger agreement are fair to and in the best interests of stockholders of Telocity;

   . approved the terms of the tender offer, the merger and the merger agreement and the other transactions contemplated thereby; and

   . resolved to recommend that Telocity stockholders accept the tender offer, tender their shares under the offer and approve the merger agreement.

   In arriving at its recommendation, your Board gave careful consideration to a number of factors described in the enclosed tender offer materials. Included as Annex B to the attached Schedule 14D-9 is the written opinion, dated December 21, 2000, of Credit Suisse First Boston Corporation, Telocity's financial advisor, to the effect that, as of that date and based on and subject to the matters stated in such opinion, the $2.15 per share cash consideration to be received in the tender offer and the merger, taken together, by the holders of shares of Telocity's common stock (other than Hughes and its affiliates) was fair, from a financial point of view, to such holders.

   Please give the enclosed tender offer materials, which are being filed today with the Securities and Exchange Commission, your careful consideration.

                                          Sincerely,

                                          /s/ Patti Hart

                                          Patti Hart
                                          President and Chief Executive
                                           Officer